SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549
                  Issuer Tender Offer Statement
(Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                       (Amendment No. 4)
                      Thermwood Corporation
                      ---------------------
                      (Name of the Issuer)

                      Thermwood Corporation
                      ---------------------
              (Name of Person(s) Filing Statement)

                 Common Stock, without par value
                --------------------------------
                 (Title of Class of Securities)

                           883672107
                           ---------
              (CUSIP Number of Class of Securities)

                        Barry Feiner, Esq.
                        190 Willis Avenue
                     Mineola, New York 11501
                  Telephone Number: 516 873-8426
                  ------------------------------

   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                         March 18, 1999
                         --------------
               (Date Tender Offer First Published,
              Sent or Given to Security Holders)

Calculation of Filing Fee

          Transaction valuation          Amount of filing fee

          $4,546,875  (1)                      $909.38
          ---------------                      -------
 (1.) Calculated by multiplying the 750,000 Shares by the average of the high and low prices reported on the American
Stock Exchange on  December  28, 1998.

[X ] Check box if any part of the fee is offset as provided by Rule 011(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:       $2,265.07
Form or Registration No.:     Form S-4
Filing Party:                 Thermwood Corporation
Date Filed:                   January 4, 1999

Pursuant to General Instruction B to Schedule 13e-4, Thermwood Corporation (the "Company") hereby incorporates by reference Amendment No. 3 to its registration statement on Form S-4, previously filed with the Commission. The Preliminary Prospectus, contained in Amendment No. 3 to the Company's registration statement on Form S-4 is attached as Exhibit (e). References in the following itemized responses in this Issuer Tender Offer Statement refer to portions of the Preliminary Prospectus incorporated by reference in answer thereto.

Item 1.  Security and Issuer.
(a)         PROSPECTUS   COVER  PAGE; PROSPECTUS SUMMARY --
            Our Principal Office.

(b)-(c)     EXCHANGE OFFER; MARKET FOR COMPANY'S COMMON EQUITY
            AND RELATED STOCKHOLDER MATTERS.

(d)         NOT APPLICABLE.

Item 2.  Source and Amounts of Funds or Other Consideration.

(a)         DESCRIPTION OF THE DEBENTURES AND THE INDENTURE;
            EXCHANGE OFFER.

(b)         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
            CONDITION AND RESULTS OF OPERATIONS--Liquidity and
            Capital Resources; EXCHANGE OFFER.

Item 3. Purpose of the Tender Offer and Plans or Proposals of the Issuer or Affiliate.

(a) To the Company's knowledge, there are no plans by any person to acquire or dispose of any additional securities of the Company other than pursuant to existing option
           plans and convertible debentures.   In  this regard, see
           MANAGEMENT--Executive Compensation and PRINICIPAL SHARE HOLDERS AND STOCK OWNERSHIP OF MANAGEMENT.

(b)-(d)    NOT APPLICABLE.

(e) CAPITALIZATION; EXCHANGE OFFER--Financial Effect of the Exchange Offer; MANAGEMENT'S DISCUSSION AND ANALYSIS
           OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS-- Liquidity and Capital Resources--Effects of the Exchange Offer

(f)        NOT APPLICABLE.

(g)        EXCHANGE OFFER; CERTAIN RELATIONSHIPS AND RELATED
           TRANSACTIONS--Transactions With Edgar Mulzer

(h)-(j)    NOT APPLICABLE.

Item 4.  Interest in Securities of the Issuer.

           CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS--
           Recent Stock Transactions By Affiliates.

Item 5. Contacts, Arrangements, Understandings or Relationships With Respect to the Issuer's Securities.

           CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Item 6.  Persons Retained, Employed or to Be Compensated.

           COVER PAGE OF PROSPECTUS; PLAN OF DISTRIBUTION.

Item 7.  Financial Statements.

(a)-(b)    SELECTED CONSOLIDATED FINANCIAL DATA; CONSOLIDATED
           FINANCIAL STATEMENTS; EXCHANGE OFFER--Financial Effect of the Exchange Offer.

Item 8.  Additional Information.
           THE  COMPANY FILED ITS QUARTERLY REPORT ON FORM 10-QSB
           FOR THE QUARTER ENDED JANUARY  31,1999 WHICH CONTAINS
           FINANCIAL INFORMATION ON THE COMPANY AS OF AND FOR THE
           QUARTER ENDED  JANUARY 31, 1999.

Item 9.  Material to be Filed as Exhibits.

(a)     Preliminary Prospectus (see Exhibit (e) below)
(b)     DuBois County Bank $3,500,000 credit documents (1)
(c)     (1)  Incentive Stock Option Plan (2)
        (2)  Restated Non-Qualified Stock Option Plan (2)
        (3)  Indenture  dated  as of February 3, 1993, between
             Thermwood Corporation and American Stock  Transfer
             and Trust  Company, Trustee,  relating to 12%
             Convertible Subordinated Debentures due  February 25,
             2003, and resolutions relating to effect of reverse
             stock split on those debentures (2)
        (4) Indenture with American Stock Transfer and Trust Company concerning the 12% debentures Due 2014. (1)
        (5)  Thermwood Option to Purchase Edgar Mulzer's shares.(1)
        (6) Agreement between Thermwood Corporation and Kenneth J. Susnjara ("Securityholder") concerning Securityholder's intentions with regard to his Company securities in the Exchange Offer.*
        (7) Agreement between Thermwood Corporation and Linda S. Susnjara ("Securityholder") concerning Securityholder's intentions with regard to her Company securities in the Exchange Offer.*
        (8 Agreement between Thermwood Corporation and Edgar Mulzer ("Securityholder") concerning Securityholder's intentions with regard to his Company securities in the Exchange Offer.*
        (9) Agreement between Thermwood Corporation and Peter N. Lalos ("Securityholder") concerning Securityholder's intentions with regard to his Company securities in the Exchange Offer.*
       (10) Agreement between Thermwood Corporation and Lee Ray Olinger ("Securityholder") concerning Securityholder's intentions with regard to his Company securities in the Exchange Offer.*
       (11) Agreement between Thermwood Corporation and Rebecca F. Fuller ("Securityholder") concerning Securityholder's intentions with regard to her Company securities in the Exchange Offer.*
       (12) Agreement between Thermwood Corporation and Michael P. Hardesty ("Securityholder") concerning Securityholder's intentions with regard to his Company securities in the Exchange Offer.*
       (13) Agreement between Thermwood Corporation and David J. Hildenbrand ("Securityholder") concerning Securityholder's intentions with regard to his Company securities in the Exchange Offer.*
       (14) Agreement between Thermwood Corporation and Richard Kasten ("Securityholder") concerning Securityholder's intentions with regard to his Company securities in the Exchange Offer.*
       (15) Agreement between Thermwood Corporation and Donald L. Uebelhor ("Securityholder") concerning Securityholder's intentions with regard to his Company securities in the Exchange Offer.*
(d)    Opinion of Tax Counsel.(3)
(e)    Preliminary Prospectus.*
(f)    Not applicable.
(g)    The  Company's  Quarterly Report on Form 10-QSB  for  the
       Quarter ended January 31, 1999.
________________

*       Previously filed.

1.      Filed  as  an exhibit to Amendment No. 1 to the Company's
        Registration Statement on Form S-4 filed with the SEC on February 26, 1999, and incorporated herein by this reference.

2. Previously filed as an exhibit to the Issuer's prior Schedule 13E-3 filed with the SEC on September 4, 1998, and incorporated herein by this reference.

3.      Filed as an exhibit to Amendment No. 3 to the Company's
        Registration Statement on Form S-4 filed with the SEC on March 16, and incorporated herein by this reference.



                           SIGNATURE
        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    March 18, 1999
                                    --------------
                                    (Date)

                                    Thermwood Corporation

                                    By: s/ Kenneth  J. Susnjara
                                        -----------------------
                                        Kenneth J. Susnjara, President

                                     s/ Kenneth J. Susnjara
                                     ---------------------------
                                        Kenneth J. Susnjara

                                     s/ Linda S. Susnjara
                                     ---------------------------
                                        Linda S. Susnjara

                                     s/ Peter Lalos
                                     ---------------------------
                                        Peter Lalos